CRYSTAL SYSTEMS SOLUTIONS REPORTS THIRD QUARTER IMPROVED OPERATING RESULTS, POSITIVE NET INCOME

-Shareholders Approve Share Exchange Agreement with Certain Liraz Shareholders;

-Combined Business to Provide Improved Visibility, Critical Entry Mass and Strong Leverage Opportunities

Herzlia, Israel -November 18, 2002 - Crystal Systems Solutions Ltd. (NASDAQ: CRYS), a global provider of leading software products and support services for the modernization of existing information systems and cross platform re-hosting, today announced its operating and financial results for the third quarter and nine months ended September 30, 2002.

Revenues for the third quarter of 2002 were $7.3 million, compared to $7.5 million in the previous quarter. Gross profit was $4.6 million, and gross margins for the third quarter of 2002 were 61%, in line with company's objectives. Operating profit was $609,000 compared to $96,000 in the previous quarter. Crystal reported a net income for the third quarter of 2002 of $32,000.

On November 14th, at a special general shareholders meeting, Crystal shareholders approved a share exchange agreement between the Company and certain shareholders of Liraz, whereby 3,478,624 common shares of Crystal were issued in exchange for 5,809,302 shares, or 86% of Liraz's outstanding shares. The transaction was then closed on the same day.

Crystal's strategic activities to position itself as a leading software modernization provider, and expand its penetration into were strengthened through the recent acquisition of Liraz, a public company traded on the Tel Aviv Stock Exchange.

Crystal's strategic activities to position itself as a leading software modernization provider, and expand its penetration into organizations that require innovative modernization solutions for their existing IT environment, were strengthened through the recent acquisition of Liraz, a public company traded on the Tel Aviv Stock Exchange. Liraz develops and markets software products used for the sophisticated and robust applications needed by large enterprises, primarily large financial organizations and telecom companies in Europe, the Far East and the United States. Currently, most of its revenues are generated from long-term software maintenance agreements, consulting services and sales of its software product licenses.

Commenting on this major strategic development, Gad Goldstein, Chairman of Crystal Systems Solutions, stated, "Following the implementation of organizational and structural modifications and changes that are already underway, the unified organization is strongly expected to reap the synergistic benefits of the unification of all its components. Beginning in FY 2003, the new combined company is believed capable of generating annual revenues of over $50 million."

Mr. Goldstein elaborated, " The Company will now be offering an extensive portfolio of software modernization tools primarily based on Crystal's proven technologies. The combined sales, support and marketing forces create an extensive geographic presence in target markets. Liraz provides a seasoned veteran sales force with extensive ties and relationships with customers representing potential Crystal customers. The opportunities for cross marketing are very strong. Given that most of Liraz customers are involved in long-term software maintenance and consulting agreements, the potential for leveraging such relationships to market and sell additional software tools and products is visible. In addition, the new combined business entity will now have sufficient critical entry mass to allow it to qualify for bidding on larger projects."

"The combined backlog and pipeline consists of orders for software modernization tools and solutions, consulting services and maintenance revenues. Due to the healthy composition of mixed revenue sources and a strong presence in various countries, the consolidated entity is expected to significantly expand the business and turn the opportunities into a profitable and sequentially growing revenue stream. We look forward to reporting to you on these developments in future communications." Concluded Mr. Goldstein.

Gad Goldstein Chairman, of the Board, and Iris Yahal, the company's Chief Financial Officer, will discuss the third quarter results and will be available to answer questions in a conference call on Monday, November 18, 2002 at 10 A.M. (EST) / 5 P.M. Israel time.

Interested parties are welcome to call the telephone numbers listed below, five to ten minutes prior to the start of the conference call.

In the US call: 800/288-8976
Outside the US call:612/332-0630

Callers should reference "Crystal Systems Solutions Third Quarter Results" to the AT&T conference call operator.

An automated replay of the conference call will be available from November 18th 02:00 P.M. until November 20th at 11:59 P.M. (EST). To access the replay please call (USA) 800/475-6701 (International) 320/365-3844 and enter Crystal's access code of 660639.

About Crystal

Crystal Systems Solutions Ltd. develops and markets software products and solutions that enable clients to efficiently manage the IT assets at their disposal, including legacy applications, modern application packages, middleware, and networking technologies. Its products provide cross-platform software renovation, modernization, and IT asset management solutions that are designed to accelerate the process of mission-critical legacy renewal, integration, and maintenance during an application's entire life cycle.

For more information, please visit our web site at http://www.crystal-sys.com.

Crystal Systems Solutions is a member of the Formula Group (NASDAQ: FORTY). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

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SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.crystal-sys.com

All names and trademarks are their owners' property.

Contact: Iris Yahal: +972-9-9600233

CRYSTAL SYSTEMS SOLUTIONS LTD. (AN ISRAELI CORPORATION) CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share data)
	Nine months ended September 30,		Three months ended September 30,
	2002	2001	2002	2001
	unaudited		unaudited

Revenues	$22,868	$30,341	$7,300	$9,176

Cost of revenues	8,850	14,241	2,713	4,040

Gross profit	14,018	16,100	4,587	5,136

Software development costs, net	5,386	6,956	1,685	2,281

Selling, general and administrative expenses	6,869	13,125	2,039	3,832

	1,763	(3,981)	863	(977)

Depreciation	846	1,185	254	328

Amortization of goodwill		1,336		515

Restructuring costs & non-recurring expenses		2,111		387
	-------	-------	------	-------

Operating income (loss)	917	(8,613)	609	(2,207)

Financial income (expenses), net	58	(49)	(34)	226

Other income, net	103	529	(2)	665
	-------	-------	------	-------
Income (loss) before taxes	1,078	(8,133)	573	(1,316)

Taxes on income	___56	___78	___1	_____
	1,022	(8,211)	572	(1,316)

Minority interest	(417)	985	(173)	(173)

Equity in losses of affiliated companies	(785)	(778)	(367)	(251)

Net income (loss)	(180)	(8,004)	32	(1,740)

Basic earnings (loss) per share	(0.02)	(0.81)	0.00	(0.18)

Diluted earnings (loss) per share	(0.02)	(0.81)	0.00	(0.18)

Common shares outstanding	10,066	9,886	10,074	9,842

Common shares assuming dilution	10,066	9,914	10,074	9,842

CRYSTAL SYSTEMS SOLUTIONS LTD. (AN ISRAELI CORPORATION) CONSOLIDATED BALANCE SHEETS (in thousands)
	September 30,	December 31
	2002	2001
	___________	__________
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,756	$9,374
Marketable securities	536	574
Accounts receivable:
Trade	9,867	12,171
Other	2,164	2,253
Total current assets	21,323	24,372

INVESTMENTS	9,954	8,053

FIXED ASSETS
Cost	9,793	9,799
Less - accumulated depreciation	6,825	6,449
Total fixed assets	2,968	3,350

OTHER ASSETS, NET	19,569	18,892
Total assets	$53,814	$54,667

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$3,848	$2,280
Accounts payable and accruals:
Trade	2,724	5,261
Other	6,489	6,930
Total current liabilities	13,061	14,471

LONG-TERM LIABILITIES:
Accrued severance pay, net	588	702
Loans from banks and others	258	281
Total long-term liabilities	846	983

MINORITY INTEREST	4,385	3,956

SHAREHOLDERS' EQUITY (net of cost of 1,766,100 shares held by subsidiaries)	35,522	35,257

Total liabilities and shareholders' equity	$53,814	$54,667